

Mail Stop 3561

April 20, 2017

Kevin J. Bratton
Chief Financial Officer
Special Diversified Opportunities Inc.
1521 Concorde Pike, Suite 301
Wilmington, DE 19803

   Re: Special Diversified Opportunities Inc.
      Amendment No. 1 to
      Registration Statement on Form S-4
      Filed April 6, 2017
      File No. 333-215802

Dear Mr. Bratton:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated March 1, 2017.

Opinion of Financial Advisor, page 72

1. We note that Excel used "certain internal financial analyses and forecasts for SDOI prepared by its management" in the preparation of its fairness opinion. Please revise your description of the Discounted Cash Flow Analysis and other analyses as applicable to disclose the financial projections SDOI management provided to Excel that Excel used in preparing the analyses. We note for example that your discussion on page 77 only provides ranges for forecasted information used.

Material United States Federal Income Tax Consequences, page 80

Tax Treatment of Whole Share, page 82

2. We note your response to our prior comment 16. Given that Morgan Lewis is unable to opine because of the uncertain tax treatment of whole shares received in lieu of fractional shares, please add a risk factor describing the attendant risks. Please also revise the second question and answer on page 8 to explain, if true, that there are conflicting authorities regarding the tax treatment of the actions contemplated in Proposal #1D.

Comparison of the Material Terms, page 110

3. Please refer to the section Rights to Call Special Meeting of Stockholders under the Fourth Amended and Restated Certificate of Incorporation, as amended, on page 111. Please revise the last sentence to clarify, if true, that the provision with respect to disinterested director approval when there is an Interested Stockholder only applies to special meetings called by the president, as suggested by the discussion of Proposal #1G on page 144.

Description of Proposal #1F, page 144

4. We note the characterization of this provision as among "protective provisions." We also note that you will have a majority shareholder following the contribution and exchange transaction. It appears that that changing the written consent threshold from unanimous to majority consent will remove a protection that otherwise would be available to your minority shareholders. Please revise your disclosure accordingly.

Description of Proposal #1G, page 144

5. We note the statement that the proposed amendment includes "protective provisions" for your existing and future stockholders. While we understand that under modern governance practices it is generally considered protective of shareholder rights to allow a shareholder majority to call a special meeting, in these particular circumstances it will permit your single majority shareholder to unilaterally call a special meeting. Please revise the disclosure to make this clear. In addition, removing the disinterested director provision relating to the President calling a special meeting appears to eliminate a protection for minority shareholders and may not be consistent with the characterization of these changes as being "protective provisions." Please also consider changes to the proxy card as appropriate.

<u>Unaudited Pro Forma Financial Statements, page 147</u>

<u>Unaudited Pro Forma Condensed Combined Statement of Operations, page 151</u>

6. We reviewed your response to prior comments 19 and 21-22 regarding Turning Point Brands, Inc.'s ("Turning Point") acquisition on November 30, 2016 of Smoke Free Technologies, Inc. (d/b/a "Vapor Beast"). We note Exhibit 99.4 of the Turning Point's Form 8-K/A#2 filed on March 16, 2017 includes audited financial statements of Vapor Beast for the nine months ended September 30, 2016 and that Turning Point previously included at Exhibit 99.3 of the Form 8-K/A#1 filed on January 20, 2017, unaudited pro forma financial statements for the nine months ended September 30, 2016 to reflect this acquisition. We further note that the unaudited and audited financial statements of Vapor Beast for the nine months ended September 30, 2016 included in the Form 8-K/A#1 and Form 8-K/A#2, respectively, were the same or did not materially change. In this regard, please refer to the column on page 151 of your Form S-4/A#1, labeled Historical Smoke Free Technologies, Inc. and the related column for pro forma adjustments. Please explain to us why the historical and pro forma amounts do not agree to those included in the Form 8-K/A#1 or, please disclose how you derive the historical Smoke Free Technologies, Inc. amounts and if true that the difference represents the additional two months of Vapor Beast operations for the unaudited period from October 1, 2016 through the acquisition date of November 30, 2016. Please indicate if this two month period is considered not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Justin W. Chairman, Esq.
        Morgan, Lewis & Bockius LLP